August 27, 2025

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

Roundhill ETF Trust

Post-Effective Amendment No. 145

(Registration Statement File Nos. 333-273052, 811-23887)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Roundhill Innovation-100 Digital Bull ETF (the “Fund”), Roundhill ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 145, originally filed with the Securities and Exchange Commission on March 21, 2025 (Accession No. 0001398344-25-005843).

The automatic effectiveness of the Fund has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on July 31, 2025 (Accession No. 0001398344-25-014231) (each, a “BXT Filing”), and is scheduled to become effective on August 30, 2025. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Roundhill ETF Trust

By:	/s/ Sean Poyntz
Sean Poyntz
Secretary